SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] No 35.300.368.941

AMBEV ANNOUNCES CHANGES IN FINANCIAL EXECUTIVE TEAM

Ambev S.A. ("Ambev" or the "Company"), announces that, effective January 1, 2016, Nelson José Jamel will assume the position of Vice-President of Finance at the North America Zone of Anheuser-Busch InBev S.A./N.V. ("ABI"). He will be succeeded in his position as Chief Financial and Investor Relations Officer of Ambev by Ricardo Rittes de Oliveira Silva, currently the Shared Services and Information Technology Officer of Ambev.

Ricardo Rittes de Oliveira Silva Paiva holds a Degree in Engineering from Escola Politécnica da Universidade de São Paulo and an MBA from University of Chicago. Mr. Rittes joined Ambev in 2005 and, during his career at the Company, has held leadership positions in Finance and Information Technology. He served as Treasury Director at the Company and as Global Director of Treasury, Risk Management and Financial Markets at ABI. Since 2012, Mr. Rittes is Ambev’s Shared Services and Information Technology Officer.

São Paulo, November 3, 2015.

Ambev S.A. Nelson José Jamel Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer